Exhibit (a)(1)(G)

October 17, 2005

Offer to Purchase Tranche B Warrants and Tranche C Warrants of

GenTek Inc. for a Price of

$4.25 Per Tranche B Warrant and $4.75 Per Tranche C Warrant

Dear Warrantholder:

Enclosed with this letter is an offer from ACP Acquisition, LLC, Abrams Capital, LLC and Great Hollow Partners, LLC (together, the “Purchaser”) to purchase Tranche B Warrants (the “Tranche B Warrants”) and Tranche C Warrants (the “Tranche C Warrants” and together with the Tranche B Warrants, the “Warrants”) of GenTek Inc. (“GenTek” or the “Subject Company”) for a price of $4.25 per Tranche B Warrant and $4.75 per Tranche C Warrant, each net to you in cash, without any interest thereon. The offer will expire on Monday, November 14, 2005, unless we extend it. Warrantholders who wish to tender their Warrants under the offer should complete and return the enclosed transfer paperwork before the expiration date. Directions for tendering your Warrants are provided in the offer.

Please read the enclosed documents carefully. They contain important information regarding GenTek, the Warrants, the Purchaser and the terms of the offer. For a copy of the offer or assistance in completing the Letter of Transmittal or other materials, please contact D.F. King & Co., Inc., the information agent for the offer, at (800) 487-4870.

Sincerely,

ACP Acquisition, LLC

Abrams Capital, LLC

Great Hollow Partners, LLC